June 29, 2010

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E. Mailstop 4631
Washington D.C., 20549-4631

Attention:  Ronald H. Alper

Re:          Jumpkicks, Inc.
Post-effective Amendment No. 2 to Registration Statement on Form S-1
Filed June 14, 2010
Form 10-Q for the period ended April 30, 2010
Filed June 21, 2010
File No. 333-148922

Dear Mr. Alper:

I write on behalf of Jumpkicks, Inc., (the “Company”) in response to Staff’s letter of June 29, 2010, Ronald H. Alper, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Post Effective Amendment No. 2 on FormS-1, filed June 14, 2010 and Form 10-Q for the Quarterly Period Ended April 30, 2010, filed June 21, 2010 (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

form 10-Q for the period ended april 30, 2010

item 4t. controls and procedures, page 7

evaluation of disclosure controls and procedures, page 7

1.
you indicate that as of january 31, 2010, you carried out evaluation of the effectiveness of the design and operation of your disclosure controls and procedures. please amend your form 10-Q to provide this evaluation for the period ended april 30, 2010.

In response to this comment, the Company has revised the evaluation date.

Sincerely,

/s/ Richard Douglas
Richard Douglas
CEO and President